Exhibit 99.1

INNOVIZ TECHNOLOGIES LTD. AND ITS SUBSIDIARIES

INTERIM CONSOLIDATED FINANCIAL STATEMENTS

AS OF JUNE 30, 2023

UNAUDITED

INDEX

Page

Interim Consolidated Balance Sheets	F-2 - F-3

Interim Consolidated Statements of Operations	F-4

Interim Statements of Changes in Shareholders' Equity	F-5

Interim Consolidated Statements of Cash Flows	F-6 - F-7

Notes to Interim Consolidated Financial Statements	F-8 - F-16

- - - - - - - - - - -

INNOVIZ TECHNOLOGIES LTD. AND ITS SUBSIDIARIES

INTERIM CONSOLIDATED BALANCE SHEETS (UNAUDITED)

U.S. dollars in thousands (except share and per share data)

	June 30,	December 31,
	2023	2022
	(Unaudited)
ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$34,331	$55,718
Short term restricted cash	52	236
Bank deposits	62,710	80,684
Marketable securities	24,639	41,681
Trade receivables, net	2,382	1,762
Inventory	4,584	4,236
Prepaid expenses and other current assets	2,400	3,236
Total current assets	131,098	187,553

LONG-TERM ASSETS:
Marketable securities	7,838	7,840
Restricted deposits	2,508	2,543
Property and equipment, net	30,744	30,489
Operating lease right-of-use assets, net	26,528	26,927
Other long-term assets	83	81
Total long-term assets	67,701	67,880

Total assets	$198,799	$255,433

The accompanying notes are an integral part of the interim consolidated financial statements.

INNOVIZ TECHNOLOGIES LTD. AND ITS SUBSIDIARIES

INTERIM CONSOLIDATED BALANCE SHEETS (UNAUDITED)

U.S. dollars in thousands (except share and per share data)

	June 30,	December 31,
	2023	2022
	(Unaudited)
LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:
Trade payables	$6,993	$8,367
Advances from customers and deferred revenues	4,219	4,082
Employees and payroll accruals	9,379	8,693
Accrued expenses and other current liabilities	7,170	7,572
Operating lease liabilities	5,602	3,720
Total current liabilities	33,363	32,434

LONG-TERM LIABILITIES:
Advances from customers and deferred revenues	121	61
Operating lease liabilities	28,122	30,201
Warrants liability	467	720
Total long-term liabilities	28,710	30,982

SHAREHOLDERS' EQUITY:
Ordinary Shares of no-par value: Authorized: 500,000,000 shares as of June 30, 2023 and December 31, 2022; Issued and outstanding: 137,136,395 and 136,185,264 shares as of June 30, 2023 and December 31, 2022, respectively	-	-
Additional paid-in capital	714,534	703,851
Accumulated deficit	(577,808)	(511,834)
Total shareholders' equity	136,726	192,017

Total liabilities and shareholders' equity	$198,799	$255,433

The accompanying notes are an integral part of the interim consolidated financial statements.

INNOVIZ TECHNOLOGIES LTD. AND ITS SUBSIDIARIES

INTERIM CONSOLIDATED STATEMENTS OF OPERATIONS (UNAUDITED)

U.S. dollars in thousands (except share and per share data)

	Six Months Ended June 30,
	2023	2022
	(Unaudited)

Revenues	$2,476	$3,571
Cost of revenues	(9,572)	(6,084)

Gross loss	(7,096)	(2,513)

Operating expenses:
Research and development	49,888	44,700
Sales and marketing	4,620	5,381
General and administrative	9,169	9,744

Total operating expenses	63,677	59,825

Operating loss	(70,773)	(62,338)

Financial income, net	5,267	4,040

Loss before taxes on income	(65,506)	(58,298)
Taxes on income	(468)	(48)

Net loss	$(65,974)	$(58,346)

Basic and diluted net loss per ordinary share	$(0.48)	$(0.43)

Weighted average number of ordinary shares used in computing basic and diluted net loss per ordinary share	136,640,997	134,607,839

The accompanying notes are an integral part of the interim consolidated financial statements.

INNOVIZ TECHNOLOGIES LTD. AND ITS SUBSIDIARIES

INTERIM CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY (UNAUDITED)

U.S. dollars in thousands (except share and per share data)

	Ordinary Shares		Additional Paid-in Capital	Accumulated Deficit	Total Shareholders’ Equity
	Number	Amount

Balance as of December 31, 2021	134,098,120	$-	$683,764	$(384,962)	$298,802
Reclassification of warrants liability to equity	-	-	15	-	15
Exercise of shares options	524,938	-	311	-	311
Exercise of public warrants	100	-	1	-	1
Vesting of RSUs	648,611	-	-	-	-
Share-based compensation	-	-	9,165	-	9,165
Net Loss	-	-	-	(58,346)	(58,346)

Balance as of June 30, 2022	135,271,769	$-	$693,256	$(443,308)	$249,948

Balance as of December 31, 2022	136,185,264	$-	$703,851	$(511,834)	$192,017
Reclassification of warrants liability to equity	-	-	8	-	8
Exercise of shares options	289,851	-	232	-	232
Vesting of RSUs	661,280	-	-	-	-
Share-based compensation	-	-	10,443	-	10,443
Net Loss	-	-	-	(65,974)	(65,974)

Balance as of June 30, 2023	137,136,395	$-	$714,534	$(577,808)	$136,726

The accompanying notes are an integral part of the interim consolidated financial statements.

INNOVIZ TECHNOLOGIES LTD. AND ITS SUBSIDIARIES

INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED)

U.S. dollars in thousands (except share and per share data)

	Six Months Ended June 30,
	2023	2022
	(Unaudited)
Cash Flows from Operating Activities:

Net loss	$(65,974)	$(58,346)

Adjustments required to reconcile net loss to net cash used in Operating Activities:

Depreciation and amortization	2,954	4,192
Remeasurement of warrants liability	(245)	(789)
Change in accrued interest on bank deposits	455	(245)
Change in marketable securities	(237)	707
Share-based compensation	10,443	9,165
Foreign exchange loss, net	65	1,220
Change in prepaid expenses and other assets	1,014	(3,186)
Change in trade receivables, net	(620)	(562)
Change in inventory	(348)	(395)
Changes in operating lease assets and liabilities, net	202	(430)
Change in trade payables	(134)	60
Change in accrued expenses and other liabilities	110	(1,185)
Change in employees and payroll accruals	686	(558)
Change in advances from customers and deferred revenues	197	243

Net cash used in operating activities	(51,432)	(50,109)

Cash flows from investing activities:

Purchase of property and equipment	(5,136)	(5,026)
Investment in bank deposits	(62,000)	(50,000)
Withdrawal of bank deposits	79,500	135,000
Increase in restricted deposits	(40)	(2,580)
Investment in marketable securities	(23,004)	(17,664)
Proceeds from sales and maturities of marketable securities	40,285	17,664

Net cash provided by investing activities	$29,605	$77,394

The accompanying notes are an integral part of the interim consolidated financial statements.

INNOVIZ TECHNOLOGIES LTD. AND ITS SUBSIDIARIES

INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED)

U.S. dollars in thousands (except share and per share data)

	Six Months Ended June 30,
	2023	2022
	(Unaudited)
Cash flows from financing activities:

Proceeds from exercise of options	227	293

Net cash provided by financing activities	227	293

Effect of exchange rate changes on cash, cash equivalents and restricted cash	29	(1,122)

Increase (decrease) in cash, cash equivalents and restricted cash	(21,571)	26,456
Cash, cash equivalents and restricted cash at the beginning of the period	55,954	24,541

Cash, cash equivalents and restricted cash at the end of the period	$34,383	$50,997

Supplementary disclosure of cash flows activities:

(1) Cash paid during the period for:

Income taxes	$255	$48

(2) Non-cash transactions:

Purchase of property and equipment	$564	$7,582
Reclassification of warrants liability to equity	$8	$15
Exercise of options	$5	$19
Right-of-use assets recognized with corresponding lease liabilities	$749	$29,267

(3) Cash, cash equivalents and restricted cash at the end of the period:

Cash and cash equivalents	$34,331	$50,279
Short-term restricted cash	52	718

	$34,383	$50,997

The accompanying notes are an integral part of the interim consolidated financial statements.

INNOVIZ TECHNOLOGIES LTD. AND ITS SUBSIDIARIES

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

U.S. dollars in thousands (except share and per share data)

NOTE 1:- GENERAL

a.
Innoviz Technologies Ltd. and its subsidiaries (the “Company” or “Innoviz”) is a Tier-1 direct supplier of high-performance, automotive grade LiDAR sensors and perception solutions that feature technological breakthroughs across core components and bring enhanced vision and superior performance to enable safe autonomous driving at a mass scale. The Company provides a complete and comprehensive solution for OEMs and Tier-1 partners that are developing and marketing autonomous driving vehicles to the passenger car and other relevant markets, such as robotaxis, shuttles, delivery vehicles, buses and trucks, as well as other industries that require 3-dimensional high-resolution sensors. In addition, Innoviz’ solutions can enable safe autonomy for other industries, including logistics, drones, robotics, construction and other industrial applications, smart city, smart infrastructures and mapping.

b.	The Company was incorporated on January 18, 2016, under the laws of the state of Israel.

c.
On December 10, 2020, the Company entered into definitive agreements in connection with a merger (the “Transactions”) with Collective Growth Corporation (“Collective Growth”), a special purpose acquisition company, that resulted in Collective Growth becoming a wholly owned subsidiary of the Company upon the consummation of the Transactions on April 5, 2021 (the “Closing Date”).

The Company's ordinary shares and warrants were listed on the Nasdaq Stock Market LLC under the trading symbols “INVZ” and “INVZW”, respectively, on April 5, 2021.

d.
As of June 30, 2023, the Company’s principal source of liquidity includes its cash and cash equivalents in the amount of $34,331, bank deposits in the amount of $62,710 and marketable securities in the amount of $32,477, which is sufficient to finance its business plan for at least the next 12 months. As the Company achieves further commercial success, it may need to obtain additional funding to support its continuing operations. If the Company is unable to raise capital when and if needed, it may need to reduce or eliminate some of its research and development programs.

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES

a.	Interim Financial Statements

The accompanying interim consolidated balance sheet as of June 30, 2023, the interim consolidated statements of operations and the interim consolidated statements of cash flows for the six months ended June 30, 2023 and 2022, as well as the interim statement of changes in shareholders’ equity for the six months ended June 30, 2023 and 2022, are unaudited. These unaudited interim consolidated financial statements have been prepared in accordance with generally accepted accounting principles in the United States (“U.S. GAAP”) and applicable rules and regulations of the Securities and Exchange Commission regarding interim financial reporting. In management’s opinion, the unaudited interim consolidated financial statements include all adjustments of a normal recurring nature necessary for the fair presentation of the Company’s financial position as of June 30, 2023, as well as its results of operations and cash flows for the six months ended June 30, 2023 and 2022. The results of operations for the six months ended June 30, 2023 are not necessarily indicative of the results to be expected for the year ending December 31, 2023 or for other interim periods or for future years.

b.	Significant accounting policies

The accompanying unaudited interim financial statements should be read in conjunction with the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2022 (the “2022 Annual Report”) filed with the Securities and Exchange Commission (the “SEC”) on March 9, 2023.

There have been no changes to the significant accounting policies described in the 2022 Annual Report that have had a material impact on the unaudited interim consolidated financial statements and related notes, except as mentioned below (see also Note 2e).

INNOVIZ TECHNOLOGIES LTD. AND ITS SUBSIDIARIES

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

U.S. dollars in thousands (except share and per share data)

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

c.	Use of estimates:

The preparation of interim consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the interim consolidated financial statements and the reported amounts of revenues and expenses during the reporting period.

Significant items subject to such estimates and assumptions include inventory reserves, warranty provision, valuation allowance for deferred tax assets, share-based compensation, fair value of warrants liability and useful lives of property, plant, and equipment. The Company bases these estimates on historical and anticipated results, trends and various other assumptions that it believes are reasonable under the circumstances, including assumptions as to future events. Actual results could differ from those estimates.

d.	Concentration of credit risk:

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash and cash equivalents, trade receivables, marketable securities, bank deposits, restricted deposits and restricted cash.

Trade receivable of the Company are mainly derived from customers located globally. The Company mitigates its credit risks by performing credit evaluations of its customers’ financial conditions and requires customer advance payments in certain circumstances. The Company generally does not require collateral.

The Company invests in marketable securities with an average credit rating of “A” and a maturity of up to three years. The Company’s investment policy is not to invest more than 5% of its investment portfolio in a single security at time of purchase.

e.	Recently adopted accounting pronouncement:

On January 1, 2023, the Company adopted ASU No. 2016-13 (Topic 326), Financial Instruments - Credit Losses: Measurement of Credit Losses on Financial Instruments, which has replaced the previous incurred loss impairment methodology. Under the new guidance an entity is required to recognize an allowance that reflects its current estimate of credit losses expected to be incurred over the life of the financial instrument based on historical experience, current conditions and reasonable and supportable forecasts. The adoption of ASU 2016-13 did not have a material impact on the interim consolidated financial statements.

INNOVIZ TECHNOLOGIES LTD. AND ITS SUBSIDIARIES

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

U.S. dollars in thousands (except share and per share data)

NOTE 3:-	CONTRACT BALANCES AND REMAINING PERFORMANCE OBLIGATIONS

Contract liabilities consisted of the following as of June 30, 2023 and December 31, 2022:

	June 30,	December 31,
	2023	2022
	(Unaudited)
Contract liabilities, Current
Deferred revenues	$4,151	$4,004
Advances from customers	68	78
Total	$4,219	$4,082

Contract liabilities, Long-term
Deferred revenues	$121	$61
Total Contract liabilities	$4,340	$4,143

During the six months ended June 30, 2023, the Company recognized $42 that was included in deferred revenues balance at December 31, 2022.

Remaining Performance Obligation

The Company’s remaining performance obligations are comprised of product and engineering services not yet satisfied. As of June 30, 2023, the aggregate amount of the transaction price allocated to remaining performance obligations was $12,536 (out of which, $3,441 is recorded as short-term deferred revenues), which the Company expects to recognize as revenues.

INNOVIZ TECHNOLOGIES LTD. AND ITS SUBSIDIARIES

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

U.S. dollars in thousands (except share and per share data)

NOTE 4:-	FAIR VALUE MEASUREMENTS

The below table sets forth the Company’s assets and liabilities that were measured at fair value as of June 30, 2023 and December 31, 2022 by level within the fair value hierarchy.

June 30, 2023
(Unaudited)
	Level 1	Level 2	Level 3	Total
Assets:
Marketable securities	$-	$32,477	$-	$32,477

Total financial assets	$-	$32,477	$-	$32,477

Liabilities:
Warrants (1)	$-	$-	$467	$467

Total financial liabilities	$-	$-	$467	$467

December 31, 2022
	Level 1	Level 2	Level 3	Total
Assets:
Marketable securities	$-	$49,521	$-	$49,521

Total financial assets	$-	$49,521	$-	$49,521

Liabilities:
Warrants (1)	$-	$-	$720	$720

Total financial liabilities	$-	$-	$720	$720

During the six months ended June 30, 2023, the Company recognized net trading gain of $237 which relates to marketable securities held by the Company.

(1)
As part of the Transactions (see Note 1c), the Company assumed a derivative warrants liability related to previously issued private placement warrants in connection with Collective Growth’s initial public offering. The Company utilizes a Black-Scholes option pricing model to estimate the fair value of the private placement warrants which is considered a Level 3 fair value measurement. The warrants are measured at each reporting period, with changes in fair value recognized in financing income, net.

INNOVIZ TECHNOLOGIES LTD. AND ITS SUBSIDIARIES

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

U.S. dollars in thousands (except share and per share data)

NOTE 4:-	FAIR VALUE MEASUREMENTS (Cont.)

The change in the fair value of the derivative private warrants liability is summarized as follows:

	Six Months Ended June 30,
	2023	2022
	(Unaudited)
Balance as of January 1	$720	$1,639
Change in fair value of warrants liability	(245)	(789)
Reclassification of warrants liability to equity	(8)	(15)
Balance as of June 30	$467	$835

The estimated fair value of the private placement warrant derivative liabilities is determined using Level 3 inputs. Inherent in a Black-Scholes option pricing model are assumptions related to expected share price volatility, expiration, risk-free interest rate and dividend yield. The Company estimates the volatility of its private warrants based on implied volatility of the publicly traded warrants and the historical volatility of the company’s share price and of a selected peer companies that matches the expected remaining life of the warrants. The risk-free interest rate is based on the U.S. Treasury zero-coupon yield curve as of the valuation date for a maturity similar to the expiration of the warrants. The dividend yield is based on the historical rate, which the Company anticipates remaining at zero. The following table provides quantitative information regarding Level 3 fair value measurements inputs as their measurement dates:

	June 30,	December 31,
	2023	2022
	(Unaudited)
Fair value determined per warrant	$1.03	$1.57
Expected volatility	105%	92.5%
Expected annual dividend yield	0%	0%
Expected term (years)	2.8	3.3
Risk-free rate	4.6%	4.2%

NOTE 5:-	LEASES

Below is a summary of the Company operating right-of-use assets, net and operating lease liabilities as of June 30, 2023:

Operating lease right-of-use assets, net	$26,528

Operating lease liabilities, current	$5,602
Operating lease liabilities, non-current	28,122

Total operating lease liabilities	$33,724
Weighted average remaining lease term (years)	9.37
Weighted average discount rate of operating leases	4.59%

INNOVIZ TECHNOLOGIES LTD. AND ITS SUBSIDIARIES

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

U.S. dollars in thousands (except share and per share data)

NOTE 5:-	LEASES (Cont.)

Additional information regarding the Company’s operating leases:

Six Months Ended June 30, 2023 (unaudited)
Operating lease costs	$1,894
Variable lease payments	$118
Short term lease costs	$6
Operating cash flows from lease incentives received, net of cash paid for operating leases	$184

Minimum lease payments over the remaining lease periods as of June 30, 2023, are as follows:

Year Ended December 31, (unaudited)
2023	$1,997
2024	3,876
2025	4,204
2026	4,207
2027	4,197
Thereafter	20,750

Total undiscounted lease payments	$39,231

Less: interest	(5,507)

Present value of lease liabilities	$33,724

NOTE 6:-	COMMITMENTS AND CONTINGENCIES

Legal proceedings:

The Company is currently not part, as plaintiff or defendant, to any legal proceedings that, individually or in the aggregate, are expected by the Company to have a material effect on the Company's business, financial position, results of operations or cash flows. The Company reviews the status of each matter and assesses its potential financial exposure. If the potential loss from any claim or legal proceeding is considered probable and the amount can be reasonably estimated, the Company accrues a liability for the estimated loss. These accruals are reviewed at least yearly and adjusted to reflect the impact of negotiations, settlements, rulings, advice of legal counsel and other information and events pertaining to a matter.

INNOVIZ TECHNOLOGIES LTD. AND ITS SUBSIDIARIES

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

U.S. dollars in thousands (except share and per share data)

NOTE 7:-	SHARE-BASED COMPENSATION

a.	Options granted:

A summary of option balances as of June 30, 2023 (unaudited), and changes during the six months then ended are as follows:

	Number of options	Weighted-average exercise price	Weighted- average remaining contractual term (in years)	Aggregate intrinsic value

Outstanding as of December 31, 2022	14,080,996	$5.24	6.00	$19,724

Granted	11,784	$4.75		-
Exercised	(289,851)	$0.80		$786
Forfeited	(191,460)	$5.36		$114
Expired	(67,235)	$7.66		-

Outstanding as of June 30, 2023	13,544,234	$5.33	5.45	$12,079

Exercisable as of June 30, 2023	9,954,056	$5.20	5.33	$10,692

b.	RSUs granted:

A summary of RSUs activity for the six months ended June 30, 2023 (unaudited), is as follows:

	Number of shares	Weighted average grant date fair value per share

Unvested as of December 31, 2022	7,308,579	$5.95
Granted	960,622	$4.06
Vested	(661,280)	$5.99
Forfeited	(285,596)	$5.43
Unvested as of June 30, 2023	7,322,325	$5.72

INNOVIZ TECHNOLOGIES LTD. AND ITS SUBSIDIARIES

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

U.S. dollars in thousands (except share and per share data)

NOTE 7:-	SHARE-BASED COMPENSATION (Cont.)

c.	Share-based compensation expenses:

The total share-based compensation expenses related to all of the Company’s equity-based awards, which include options and RSUs recognized in the Company’s consolidated statements of operations for the six months ended June 30, 2023, and 2022, are as follows:

	Six Months Ended June 30,
	2023	2022
	(Unaudited)
Cost of revenues	$181	$76
Research and development	6,926	5,380
Sales and marketing	682	1,367
General and administrative	2,654	2,342
	$10,443	$9,165

As of June 30, 2023, unrecognized compensation cost related to share options and RSUs was $42,363, which is expected to be recognized over a weighted average period of 2.55 years.

NOTE 8:-	BASIC AND DILUTED NET LOSS PER SHARE

The following table sets forth the computation of the net loss per share for the period presented:

	Six Months Ended June 30,
	2023	2022
	(Unaudited)

Numerator:

Net Loss	$(65,974)	$(58,346)

Denominator:

	136,640,997	134,607,839

The following potential ordinary shares have been excluded from the calculation of diluted net loss per share for the period presented due to their anti-dilutive effect:

a.	16,231,141 warrants, 2,402,178 sponsors earnout shares, 20,866,559 outstanding options to purchase Ordinary Shares and unvested RSUs as of June 30, 2023.

b.	16,231,141 warrants, 2,402,178 sponsors earnout shares, 20,096,766 outstanding options to purchase Ordinary Shares and unvested RSUs as of June 30, 2022.

INNOVIZ TECHNOLOGIES LTD. AND ITS SUBSIDIARIES

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

U.S. dollars in thousands (except share and per share data)

NOTE 9:-	GEOGRAPHIC AND CUSTOMER INFORMATION

a.	Geographic information:

Following is a summary of revenues by geographic areas. Revenues attributed to geographic areas, based on the location where the customers accept delivery of the products and services:

	Six Months Ended June 30,
	2023	2022
	(Unaudited)

Europe, Middle East and Africa (*)	$1,640	$2,000
Asia Pacific	260	334
North America (**)	576	1,237

	$2,476	$3,571

(*)	Includes revenue from Germany in the amount of $1,500 thousand and $1,926 thousand for the six months ended June 30, 2023 and 2022, respectively.

(**)	Includes revenues from United States only.

b.	Customers accounted for over 10% of revenue:

As of June 30, 2023, Customer A, B and C accounted for 41%, 23%, 16% of revenues, respectively.

As of June 30, 2022, Customer B accounted for 81% of revenues.